                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                    ZURICH REINSURANCE CENTRE HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   989822101
                                 (CUSIP Number)

                          Steven D. Germain, Secretary
                        Zurich Centre Investments Limited
                                Cumberland House
                               One Victoria Street
                                P.O. Box HM 1788
                             Hamilton, HM HX Bermuda
     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               - with copies to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022

                                 April 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------
CUSIP No.  989822101
----------------------------------------------------

---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zurich Centre Investments Limited
---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                         (b) [ ]

---- --------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- --------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   [ ]

---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         16,217,572 (see Item 5)
  NUMBER OF    --------- ------------------------------------------------------
   SHARES         8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               None (see Item 5)
    EACH
  REPORTING    --------- ------------------------------------------------------
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                         16,217,572 (see Item 5)
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         None (see Item 5)
---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     16,217,572 (see Item 5)
---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [ ]

---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.9%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
---- --------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------------
CUSIP No.  989822101
----------------------------------------------------

---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zurich Insurance Company
---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

---- --------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- --------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)    [ ]

---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
-------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         17,217,572 (see Item 5)
               --------- ------------------------------------------------------
                  8      SHARED VOTING POWER
  NUMBER OF
   SHARES                None (see Item 5)
BENEFICIALLY
  OWNED BY     --------- ------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             17,217,572 (see Item 5)
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         None (see Item 5)
---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     17,217,572 shares (see Item 5)
---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [ ]

---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.7%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC, HC
---- --------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------------
CUSIP No.  989822101
----------------------------------------------------

---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zurich International (Bermuda) Ltd.
---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                       (b  [ ]

---- --------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- --------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   [ ]

---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         350,000 (see Item 5)
               --------- ------------------------------------------------------
                  8      SHARED VOTING POWER
  NUMBER OF
   SHARES                None (see Item 5)
BENEFICIALLY   --------- ------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING              350,000 (see Item 5)
 PERSON WITH   --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         None (see Item 5)
---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     350,000 shares (see Item 5)
---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [ ]

---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
---- --------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This statement amends the information set forth in the Schedule 13D dated March 31, 1994, as amended by Amendment No. 1 thereto dated January 23, 1996 and Amendment No. 2 thereto dated January 13, 1997 (as amended, the "Schedule 13D"), filed on behalf of Zurich Centre Investments Limited, Zurich International (Bermuda) Ltd. and Zurich Insurance Company (collectively, the "Reporting Persons") and constitutes Amendment No. 3 to the Schedule 13D. This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Zurich Reinsurance Centre Holdings, Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2 to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         The Proposed Transaction described in Item 4 hereof will require the expenditure of approximately $370 million, which is expected to come from one or more sources, including the working capital of the Reporting Persons and their affiliates and/or borrowings.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         On April 17, 1997 Zurich Centre, the Company and Centre Merger Corp. ("Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides for the merger (the "Merger") of a newly formed indirect wholly owned subsidiary of Zurich Centre with and into the Company and the conversion of all outstanding shares of the Company not owned by the Reporting Persons or any subsidiary of Zurich Centre into cash at the price of $39.50 per share, subject to increase if Zurich Centre elects to extend the closing date for the Merger following the date when the conditions to closing set forth in the Merger Agreement are satisfied. As a result of the transaction, the Company would become an indirect wholly owned subsidiary of Zurich Centre and the directors of Sub would become the directors of the surviving corporation in the Merger.

         Consummation of the transactions contemplated in the Merger Agreement is subject to the approval of state insurance regulators and the approval of the holders of a majority of the outstanding shares of Common Stock.

         The Merger Agreement provides that between the date of the signing of the Merger Agreement and the closing of the transactions contemplated thereby, the Company shall not authorize the officers, directors, advisers or other representatives of the Company to solicit, participate in discussions or negotiate proposals to acquire a substantial amount of the Company's assets or 50% or more of the Company' outstanding shares of Common Stock, provided that the Board of Directors may consider such proposals and may withdraw its approval of the Merger Agreement and the transactions contemplated thereby, if the Board of Directors determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders.

         The Merger Agreement is set forth in full as Exhibit E to this Schedule 13D and it is incorporated into Item 4 by this reference. The foregoing description of the terms and provisions of the Merger Agreement is a summary only, and is qualified in its entirety by reference to the attached document.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Exhibit E:        Agreement and Plan of Merger, dated as of April 17, 1997, by and among Zurich Centre Investments Limited, Zurich
                  Reinsurance Centre Holdings, Inc. and Centre Merger Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 22, 1997                     ZURICH CENTRE INVESTMENTS
                                                 LIMITED


                                            By: /s/ Thomas Gleeson
                                            Name:  Thomas Gleeson
                                            Title:  Vice President


Dated:   April 22, 1997                     ZURICH INSURANCE COMPANY


                                            By:/s/ K. Hotz
                                            Name:  Dr. K. Hotz
                                            Title:  Company Secretary
                                                    and Legal Counsel


                                            By:/s/ M. Machler-Erne
                                            Name:  Dr. M. Machler-Erne
                                            Title: Corporate Legal
                                                   Advisor and Member
                                                   of the Executive Staff



Dated:   April 22, 1997                     ZURICH INTERNATIONAL (BERMUDA) LTD.


                                            By:/s/ Michael R. Deevy
                                            Name:  Michael R. Deevy
                                            Title:  Vice President and
                                                    C.O.O.

                                  EXHIBIT INDEX




Exhibit                                                                                  Sequential
Number                  Description of Exhibit                                           Page No.
-------                 ----------------------                                           ----------

Exhibit A               Subscription and Stockholders' Agreement, dated as of March 8,      *
                        1993, by and among the Company, Centre Holdings, Fund American
                        Enterprises Holdings, Inc., John J. Burne and Steven M.
                        Gluckstern and Amendment No. 1 thereto, dated as of November
                        2, 1993.

Exhibit B               Acknowledgment and Undertaking, dated March 31, 1994,               *
                        by Centre Holdings and Zurich Centre regarding the
                        Stockholders' Agreement.

Exhibit C               Letter, dated January 10, 1997, addressed to the Board              *
                        of Directors of the Company from Zurich Insurance
                        Company.

Exhibit D               Joint Filing Agreement, dated January 13, 1997, by and              *
                        between Zurich Insurance Company, Zurich International
                        (Bermuda) Ltd. and Zurich Centre Investments Limited.

Exhibit E               Agreement and Plan of Merger, dated as of April 17, 1997, by and among Zurich Centre Investments Limited, Zurich
                        Reinsurance Centre Holdings, Inc. and Centre Merger Corp.


-----------------
*previously filed